UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45791E107

(CUSIP Number)

Song H. Pak, Esq.

Revolution LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Portico Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,768,474 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,768,474 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,768,474 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% of common stock (27.5% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes shares of Class A common stock issuable upon redemption of 17,768,474 New Common Units of Inspirato LLC held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 116,712,550 shares of common stock (46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 14, 2022.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 46,931,885 shares of Class A common stock issued and outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022 and (ii) Class A common stock issuable upon redemption of 17,768,474 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 45791E107
1.	Names of Reporting Persons Exclusive Resorts LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,125,017 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,125,017 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,017 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% of common stock (2.3% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes shares of Class A common stock issuable upon redemption of 1,125,017 New Common Units of Inspirato LLC held by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 116,712,550 shares of common stock (46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 46,931,885 shares of Class A common stock issued and outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022 and (ii) Class A common stock issuable upon redemption of 1,125,017 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 45791E107
1.	Names of Reporting Persons Alps Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 500,000 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500,000 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% of common stock (1.1% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 116,712,550 shares of common stock (46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on 46,931,885 shares of Class A common stock issued and outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022.

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Management Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,393,491 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,393,491 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,393,491 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% of common stock (29.5% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (A) shares of Class A common stock issuable upon redemption of (i) 17,768,474 New Common Units of Inspirato LLC held by Portico and (ii) 1,125,017 New Common Units of Inspirato LLC held by Exclusive; and (B) 500,000 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 116,712,550 shares of common stock (46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 46,931,885 shares of Class A common stock issued and outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022 and (ii) Class A common stock issuable upon redemption of 18,893,491 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 45791E107
1.	Names of Reporting Persons Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Stated of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,393,491 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,393,491 shares of Class A common stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,393,491 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% of common stock (29.5% of Class A common stock) (3)(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes shares of Class A common stock issuable upon redemption of (i) 17,768,474 New Common Units of Inspirato LLC held by Portico and (ii) 1,125,017 New Common Units of Inspirato LLC held by Exclusive; and 500,000 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 116,712,550 shares of common stock (46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 46,931,885 shares of Class A common stock issued and outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022 and (ii) Class A common stock issuable upon redemption of 18,893,491 New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A common stock”) of Inspirato Incorporated, a Delaware corporation (the “Issuer” or “Inspirato”). The address of the principal executive offices of the Issuer is 1544 Wazee Street, Denver, CO 80202. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons other than Exclusive is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036. The principal business office of Exclusive is 1601 19th St., Suite 500, Denver, CO 80202.

(c)	The principal business of the Reporting Persons other than Exclusive is venture capital investments. The principal business of Exclusive is a destination club. Case serves as the manager of Revolution, which is the manager of each of Portico, Exclusive and Alps.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Portico, Exclusive, Alps and Revolution was organized in the state of Delaware and Case is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Business Combination Transaction

On February 11, 2022, as contemplated by the Business Combination Agreement, dated as of June 30, 2021 (as amended, the “Business Combination Agreement”), by and among Thayer, Passport Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 1”), Passport Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 2”), Passport Merger Sub III Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 3” and together with Blocker Merger Sub 1 and Blocker Merger Sub 2, and any blocker merger sub that becomes party to the Business Combination Agreement by executing a joinder thereto, the “Blocker Merger Subs”, and together with the Company Merger Sub, the “Merger Subs”), KPCB Investment I, Inc., a Delaware corporation (“KPCB Blocker”), Inspirato Group, Inc., a Delaware corporation (“IVP Blocker”), W Capital Partners III IBC, Inc., a Delaware corporation (“W Capital Blocker”, and together with KPCB Blocker and the IVP Blocker and any Non-Party Blocker, the “Blockers”), Passport Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), and Inspirato LLC, a Delaware limited liability company (“Inspirato LLC”), Thayer consummated the transactions contemplated by the Business Combination Agreement, whereby, (i) KPCB Blocker merged with and into Blocker Merger Sub 1, with Blocker Merger Sub 1 as the surviving company and wholly-owned subsidiary of Thayer (the “KPCB Blocker Merger”), (ii) IVP Blocker merged with and into Blocker Merger Sub 2, with Blocker Merger Sub 2 as the surviving company and wholly-owned subsidiary of Thayer (the “IVP Blocker Merger”), (iii) W Capital Blocker merged with and into Blocker Merger Sub 3, with Blocker Merger Sub 3 as the surviving company and wholly-owned subsidiary of Thayer (the “W Capital Blocker Merger,” and together with the KPCB Blocker Merger and the IVP Blocker Merger and the mergers involving the Non-Party Blockers, the “Blocker Mergers”) and (iv) immediately following the Blocker Mergers, Company Merger Sub merged with and into Inspirato LLC, with Inspirato LLC as the surviving company, resulting in Inspirato LLC becoming a subsidiary of Thayer (together with the Blocker Mergers and the other transactions related thereto, the “Business Combination”).

In connection with the closing of the Business Combination (the “Closing”), among other things, (i) Thayer changed its name to “Inspirato Incorporated” (ii) each of the then issued and outstanding shares of Class A common stock, par value $0.0001 per share, of Thayer (the “Thayer Class A Common Stock”), converted automatically, on a one-for-one basis, into a share of Class A common stock of Inspirato, (iii) each of the then issued and outstanding shares Class B common stock, par value $0.0001 per share, of Thayer (the “Thayer Class B Common Stock”), converted automatically, on a one-for-one basis, into a share of Class A common stock of Inspirato, (iv) each of the then issued and outstanding private placement warrants of Thayer (the “Thayer Private Warrants”) converted automatically into a redeemable warrant to purchase one share of Class A common stock of Inspirato (the “Inspirato Warrants”) pursuant to the Assignment, Assumption and Amendment Agreement among the Company and Computershare Trust Company, N.A., as warrant agent, in respect of the Warrant Agreement, dated December 10, 2020, by and between Thayer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), (v) each of the then issued and outstanding redeemable warrants of Thayer issued in connection with Thayer’s IPO (the “Thayer Public Warrants”) converted automatically into an Inspirato Warrant pursuant to the Warrant Agreement, and (vi) each of the then issued and outstanding units of Thayer that had not been previously separated into the underlying Thayer Class A common stock and Thayer Public Warrant upon the request of the holder thereof (the “Thayer Units”), were cancelled and entitled the holder thereof to one share of Class A common stock of Inspirato and one-half of one Inspirato Warrant. No fractional Inspirato Warrants were issued upon separation of the Thayer Units.

Also in connection with the Closing, (i) the equity interests of each Blocker were cancelled and converted into the right to receive (A) a number of shares of Class A common stock of Inspirato equal to approximately 37.2275 (the “Exchange Ratio”) for each unit of Inspirato LLC owned by such Blocker (adjusted upward for cash and cash equivalents of such Blocker and adjusted downward for debt and transaction expenses of such Blocker) plus (B) certain rights under the Tax Receivable Agreement; (ii) each outstanding unit of Inspirato (other than any units held by Thayer or any of its subsidiaries following the Blocker Mergers) was cancelled and converted into the right to receive (A) a number of New Common Units of Inspirato LLC equal to the Exchange Ratio, (B) an equal number of shares of Class V common stock, par value $0.0001 per share, of Inspirato (the “Inspirato Class V Common Stock”, and together with the Inspirato Class A common stock, the “Inspirato Common Stock”), which has no economic value, but entitles the holder thereof to one vote per share, and (C) certain rights under the Tax Receivable Agreement; and (iii) each option to purchase Inspirato units converted into an option to purchase Class A common stock of Inspirato.

In connection with the Closing, Portico received 17,768,474 New Common Units of Inspirato LLC and 17,768,474 shares of Inspirato Class V Common Stock, and Exclusive received 1,125,017 New Common Units of Inspirato LLC and 1,125,017 shares of Inspirato Class V Common Stock.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement and the Amendment to the Business Combination Agreement, copies of which are attached hereto as Exhibit B and Exhibit C and incorporated herein by reference.

PIPE Investment

In connection with the execution of the Business Combination Agreement, Thayer entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 8.8 million shares of Thayer Class A Common Stock (which became Class A common stock of Inspirato upon the effectiveness of the Inspirato Certificate of Incorporation (as defined below)) at $10.00 per share (the “PIPE Shares”) for an aggregate commitment amount of approximately $88.5 million. Pursuant to the Subscription Agreements, Inspirato agreed to provide the PIPE Investors with certain registration rights with respect to the PIPE Shares. The PIPE investment was consummated substantially concurrently with the Closing.

Alps purchased 500,000 PIPE Shares for an aggregate purchase price $5.0 million.

The source of the funds used by the reporting persons for the purchase of the PIPE Shares and the units of Inspirato LLC that were exchanged for New Common Units and Class V Common Stock in the Business Combination was the contribution of capital from their respective equity investors.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A common stock beneficially owned by them (or any shares of Class A common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 22, 2022:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)(5)
Portico (1)	17,768,474	0	17,768,474	0	17,768,474	17,768,474	15.2% of common stock (27.5% of Class A common stock)
Exclusive (2)	1,125,017	0	1,125,017	0	1,125,017	1,125,017	1.0% of common stock (2.3% of Class A common stock)
Alps (3)	500,000	0	500,000	0	500,000	500,000	0.4% of common stock (1.1% of Class A common stock)
Revolution (1) (2) (3)	0	0	19,393,491	0	19,393,491	19,393,491	16.6% of common stock (29.5% of Class A common stock)
Case (1) (2) (3)	0	0	19,393,491	0	19,393,491	19,393,491	16.6% of common stock (29.5% of Class A common stock)

(1)	Includes 17,768,474 shares of Class A common stock issuable upon redemption of 17,768,474 New Common Units of Inspirato LLC held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(2)	Includes 1,125,017 shares of Class A common stock issuable upon redemption of 1,125,017 New Common Units of Inspirato LLC held by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Includes 500,000 shares of Class A common stock held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of the shares held by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(4)	Calculations of the percentage of common stock beneficially owned is based on a total of 116,712,550 shares of common stock (46,931,885 shares of Class A common stock and 69,780,665 shares of Class V common stock) outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022.

(5)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 46,931,885 shares of Class A common stock issued and outstanding as of February 11, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2022 and (ii) Class A common stock issuable upon redemption of New Common Units of Inspirato LLC beneficially owned by the Reporting Person, which are treated as exchanged for Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended & Restated Limited Liability Company Agreement

On February 11, 2022, in connection with the Closing, Inspirato and the other holders of the New Common Units entered into the Ninth Amended and Restated Limited Liability Company of Inspirato LLCA (the “A&R Inspirato LLCA”), which governs the operations of Inspirato LLC and the rights and obligations of the holders of the New Common Units.

Under the A&R Inspirato LLCA, the holders of the New Common Units (including Portico and Exclusive) will have the right to require Inspirato LLC to redeem all or a portion of such New Common Units, together with the cancellation of an equal number of shares of Inspirato Class V Common Stock, for, at Inspirato’s election, an equal number of shares of Class A common stock of Inspirato, or a corresponding amount of cash, in each case contributed to Inspirato LLC by Inspirato, provided that Inspirato may elect to effect a direct exchange of such cash or Class A common Stock for such New Common Units in lieu of any such redemption, all in accordance with the terms and subject to certain restrictions set forth in the A&R Inspirato LLCA. In addition, Inspirato generally will have the right to require, upon a change of control of Inspirato, each holder of the New Common Units (other than Inspirato) to exercise its exchange right with respect to some or all of its New Common Units. As holders of the New Common Units cause their New Common Units to be redeemed or exchanged, holding other assumptions constant, Inspirato’s membership interest in Inspirato LLC will correspondingly increase, the number of shares of Class A common stock outstanding will increase, and the number of shares of Inspirato Class V Common Stock will decrease.

The foregoing description of the redemption provisions of the A&R Inspirato LLCA is a summary only and is qualified in its entirety by the full text of the A&R Inspirato LLCA, a copy of which is filed herewith as Exhibit D and incorporated herein by reference.

Lock-Up

On February 11, 2022, in connection with the Closing, Inspirato adopted Amended and Restated Bylaws (“Inspirato Bylaws”), which included lock-up provisions applicable to holders of shares of Inspirato Common Stock issued in connection with the Business Combination (excluding the PIPE Shares), holders of shares of Class A common stock to be issued in connection with the redemption or exchange of New Common Units pursuant to the A&R Inspirato LLCA (including Portico and Exclusive), and shares of Class A common stock issued to directors, officers and employees of Inspirato LLC or its subsidiaries upon the exercise of Assumed Inspirato Options (collectively, the “Lock-Up Shares”).

The Inspirato Bylaws provide that the holders of Lock-up Shares will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock-Up Shares, in cash or otherwise, until the end of the period beginning on the Closing Date and ending on the date that is 180 days after the Closing Date (the “Lock-Up Period”).

The foregoing description of the lock-up provisions is a summary only and is qualified in its entirety by the full text of the form of the Inspirato Bylaws, a copy of which is filed herewith as Exhibit E and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On February 11, 2022, in connection with the Closing, Inspirato, the Sponsor, Thayer’s directors, certain equity holders of Inspirato, and the other parties thereto entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, Inspirato agreed to file with the SEC a shelf registration statement registering the resale of certain shares of Class A common stock from time to time (the “Resale Registration Agreement”), and to use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Inspirato has filed the Resale Registration Statement with the SEC and the Resale Registration Statement was declared effective on February 11, 2022. The equityholders party to the Registration Rights Agreement, including Portico and Exclusive may demand underwritten offerings, including block trades, of their registrable securities from time to time. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering as long as the total offering price is expected to exceed in the aggregate $20.0 million. Parties subject to the Registration Rights Agreement will be entitled to unlimited piggyback registration rights, subject to certain exceptions in the case of demands for underwritten block trades.

The foregoing description is qualified in its entirety by the full text and form of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit F and incorporated herein by reference.

PIPE Subscription Agreements

The Subscription Agreements required Inspirato to file with the SEC, a shelf registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The PIPE Shares were included on the Resale Registration Statement.

The foregoing description is qualified in its entirety by the full text and form of the Subscription Agreement, a copy of which is filed herewith as Exhibit G and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed June 30, 2021).

C.	Amendment to Business Combination Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed September 15, 2021).

D.	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed February 14, 2022).

E.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed February 14, 2022).

F.	Amended and Restated Limited Liability Company Agreement of Inspirato LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 1-39791), filed February 14, 2022).

G.	Subscription Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-4 (Registration No. 333-259570), filed September 16, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

Revolution Portico Holdings LLC

By:	Revolution Management Company LLC
its Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Exclusive Resorts LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Co-Chair

Alps Investment Holdings LLC

By:	Revolution Management Company LLC
its Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Revolution Management Company LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

/s/ Stephen M. Case
Stephen M. Case

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A common stock of Inspirato Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 22, 2022

Revolution Portico Holdings LLC

By:	Revolution Management Company LLC
its Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Exclusive Resorts LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Co-Chair

Alps Investment Holdings LLC

By:	Revolution Management Company LLC
its Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Revolution Management Company LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

/s/ Stephen M. Case
Stephen M. Case